Your **Vote** Counts!

CAVA GROUP, INC.

2025 Annual Meeting
Vote by June 19, 2025
11:59 PM ET



CAVA GROUP, INC.
14 RIDGE SQUARE NW, SUITE 500
WASHINGTON, DC 20016
ATTN: CORPORATE SECRETARY

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You invested in CAVA GROUP, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on June 20, 2025.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 6, 2025. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

June 20, 2025
10:00 am EDT

Virtually at:
www.virtualshareholdermeeting.com/CAVA2025

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Class II Directors	
Nominees:	
1a. Benjamin Felt	✔ For
1b. Ronald Shaich	✔ For
1c. Theodoros Xenohristos	✔ For
2. Approval of, on an advisory basis, the compensation of our named executive officers.	✔ For
3. Approval of, on an advisory basis, the frequency of future advisory votes to approve the compensation of our named executive officers.	❶ Year
4. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 28, 2025.	✔ For
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.	

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